Exhibit 99.1

Santiago, July 19, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following technological service contracts with the related company Isban, Produban, and Banco Santander S.A.:

1.	Isban: Contracts for the technological services for Project Account Statement with Security Password, for implementation of the CODCON system, for implementation of OPERA system, for implementation of APAMA system, for EMIR project, for BAU Corporativo Proyecto Tallyman, for Fundamental Project Review of the Trading (FTRB).
2.	Produban: Contract for technological services for Project Replace Accord 2017.
3.	Banco Santander, S.A.: Contract for technological services for Project Santander Toms.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar, Roberto Méndez Torres , Orlando Poblete Iturrate, Juan Pedro Santa Maria Pérez, Roberto Zahler Mayanz, Ana Dorrego de Carlos, Andreu Plaza López, Raimundo Monge Zegers and Blanca Bustamente Bravo expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.